Exhibit 99.1

Immuron CEO, Steven Lydeamore presentation to
21st Virtual Investor Summit Microcap Event

Melbourne, Australia, November 22, 2024: Immuron Limited (ASX: IMC; NASDAQ: IMRN) is pleased to advise our Chief Executive Officer, Steven Lydeamore presented early this morning at the 21st Virtual Investor Summit Microcap Event (November 21, US Eastern Time).

A copy of the presentation is included below.

This release has been authorised by the directors of Immuron Limited.

- - - END - - -

COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

steve@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

Travelers’ diarrhea (TD)

TD is generally defined as the passage of ≥ 3 unformed stools per 24 hours plus at least one additional symptom (such as nausea, vomiting, abdominal cramps, fever, blood/mucus in the stools, or fecal urgency) that develop while abroad or within 10 days of returning from any resource-limited destinations (Leung et al., 2006). Diarrhea continues to be the most frequent health problem among travelers to destinations in lower- and middle-income regions (Steffen, 2017). Deployed US military personnel, essentially representing a long-term traveller population, are particularly affected given their population dynamics and the context in which they seek care and treatment (Connor et al., 2012). Diarrhea is the leading infectious disease threat to the overall health and preparedness of deployed US armed forces, with diarrheagenic E. coli, Campylobacter spp., and Shigella spp. among the most commonly reported etiologies (Riddle et al., 2006).

Immuron Platform Technology

Immuron’s proprietary technology is based on polyclonal immunoglobulins (IgG) derived from engineered hyper-immune bovine colostrum. Immuron has the capability of producing highly specific immunoglobulins to any enteric pathogen and our products are orally active. Bovine IgG can withstand the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes found in the Gastrointestinal (GI) tract. Bovine IgG also possesses this unique ability to remain active in the human GI tract delivering its full benefits directly to the bacteria found there. The underlying nature of Immuron’s platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to block viruses or bacteria at mucosal surfaces such as the Gastrointestinal tract and neutralize the toxins they produce.

IMM-124E (Travelan®)

IMM-124E was developed using Immuron’s platform technology. IMM-124E is produced from the colostrum of birthing cattle that have been immunised during pregnancy with a vaccine containing the outer antigens of multiple human derived ETEC. A total of 13 ETEC strains are used in the vaccine to produce high levels of antibodies against selected surface antigens from the most common strains of ETEC.

The resultant hyperimmune colostrum IMM-124E from ETEC vaccinated cows contains significant levels of polyclonal antibodies specific for ETEC antigens LPS, CFA-I and Flagellin (Sears et al., 2017).

The antibodies produced in IMM-124E have been found to have a stronger binding and neutralizing activity (than the antibodies of unvaccinated cattle) against a wide range of LPS antigens including both the variable O-polysaccharide region and the preserved oligosaccharide core ‘R’ region of LPS from the 13 serotypes used in the ETEC vaccine.

IMM-124E is manufactured into a tablet form referred to as Travelan®.

IMM-529

Immuron is developing IMM-529 as an adjunctive therapy in combination with standard of care antibiotics for the prevention and/or treatment of recurrent Clostridioides difficile infection (CDI). IMM-529 antibodies targeting Clostridioides difficile (C. diff) may help to clear CDI infection and promote a quicker re-establishment of normal gut flora, providing an attractive oral preventative for recurrent CDI.

Immuron is collaborating with Dr. Dena Lyras and her team at Monash University, Australia to develop vaccines to produce bovine colostrum-derived antibodies. Dairy cows were immunised to generate hyperimmune bovine colostrum (HBC) that contains antibodies targeting three essential C. diff virulence components. IMM-529 targets Toxin B (TcB), the spores and the surface layer proteins of the vegetative cells.

This unique 3-target approach has yielded promising results in pre-clinical infection and relapse models, including (1) Prevention of primary disease (80% P =0.0052); (2) Protection of disease recurrence (67%, P <0.01) and (3) Treatment of primary disease (78.6%, P<0.0001; TcB HBC). Importantly IMM-529 antibodies cross-react with whole cell lysates of many different human strains of C. diff including hypervirulent strains.

To our knowledge, IMM-529 is, to date, the only investigational drug that has shown therapeutic potential in all three phases of the disease (Hutton et al., 2017).

References

Connor P, Porter CK, Swierczewski B and Riddle MS. Diarrhea during military deployment: current concepts and future directions. Curr Opin Infect Dis. 25(5): 546-54; 2012.

Hutton, M.L., Cunningham, B.A., Mackin, K.E. et al. Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative. Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598-017-03982-5

Leung AK, Robson WL, Davies HD. Travelers’ diarrhea. Adv Ther. Jul-Aug; 23(4): 519-27; 2006

Otto W, Najnigier B, Stelmasiak T and Robins-Browne RM. Randomized control trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by enterotoxigenic Escherichia coli in volunteers Scandinavian Journal of Gastroenterology 46: 862– 868; 2011.

Riddle MS, Sanders JW, Putnam SD, and Tribble DR. Incidence, etiology, and impact of diarrhea among long-term travelers’ (US military and similar populations): A systematic review. American Journal of Tropical Medicine and Hygiene. 74(5): 891-900; 2006.

Sears KT, Tennant SM, Reymann MK, Simon R, Konstantopolos N, Blackwelder WC, Barry EM and Pasetti MF. Bioactive Immune Components of Anti-Diarrheagenic Enterotoxigenic Escherichia coli Hyperimmune Bovine Colostrum products. Clinical and Vaccine Immunology. 24 (8) 1-14; 2017.

Steffen R. Epidemiology of travelers' diarrhea. J Travel Med. 24(suppl_1): S2-S5; 2017.

For more information visit: https://www.immuron.com.au/ and https://www.travelan.com

Subscribe for Immuron News: Here

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

21 November 2024 Steven Lydeamore Chief Executive Officer Virtual Investor Summit Microcap Event NASDAQ: IMRN ASX: IMC

Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward - looking statements. Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ from those expressed or forecasted in the forward - looking statements. The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority. SAFE HARBOR STATEMENT YTD FY2025 results in this presentation are subject to audit review.

Executive summary

Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutic for the treatment of gut mediated diseases

Company Overview

Two commercially available oral immunotherapeutic products – Travelan® and Protectyn®

3 clinical programs: Travelan®(IMC: Phase 2 CHIM trial), Travelan®(USU: Phase 4 field study), IMM-529 (IMC: preparing IND for Phase 2 trial)

Business Update

Travelan® (IMM-124E) Phase 2 CHIM trial topline results; Pharmaron presentation at International Conference

Travelan® (IMM-124E) Travelan® Uniformed Services University IMM-124E **Phase 4 trial NCT04605783 recruited ~90% of 866**

CampETEC Phase 2 clinical trial topline results announced; NMRC presentation at International Conference

U.S. Department of Defense Research Award for NMRC and WRAIR to develop an enhanced formulation of Travelan®

IMM-529: Immuron completes pre-IND meeting with FDA on the development of IMM-529

IMM-529: Immuron planning Phase 2 trial after positive FDA pre-IND feedback

Results & Outlook

Global sales increased 172% in FY24 to $4.90 million; Record Travelan® sales of $4.86 million

Sales **1 July 24 to 30 September 24 of A$1.5 million up 13% on prior quarter (unaudited)**

Record monthly sales in October 2024 of A$1.49 million (unaudited)

Travelan® was the #1 SKU in the Antidiarrheal category across Chemist Warehouse pharmacy in Australia[1]

Evaluating options to add to marketed products portfolio

Financial Snapshot

Shares on Issue	229,145,429
Total Options	11,418,566
Last Traded Price	IMC: A$0.079
52 week High/Low	IMC: A$0.17/0.065 IMRN: $5.96/1.59
Market Cap	IMC: A$18.1m
Cash & Cash Equivalents (as at 30 June 2024)	A$11.7m

Major Shareholders

Holder	Units	% of CSO
BNY Mellon Asset Management	75,801,784	33.1 %
Authentics Australia Pty. Ltd.	5,500,000	2.4 %
Grandlodge	3,846,712	1.7 %
Management & Board	**3,234,153**	**1.4 %**

as of 18 November 2024

1. IQVIA Australia Pharmacy Scan - Antidiarrheal segment, value sales 4 weeks to 28 September 2024

3

immuron

Opportunity to Convert Billion Dollar Traveller's Diarrhoea Market from Relief to Prevention by Travelan®


ALL NATURAL
Travelan
Reduces the risk of Travellers' Diarrhoea
YOU NEED PREVENTION NOT RELIEF
CLINICALLY PROVEN - OVER 90% PROTECTION
Travelan® - Travel insurance for your belly
30 CAPLETS

Billion Dollar Market

Traveller's diarrhoea treatment market is large and growing at a CAGR of ~7%[1]

Industry tailwinds

International travel continues to grow
Travel to high-risk destinations from Australia exceeds pre-pandemic levels and still growing

Frequent Symptom

30% - 70% of travelers experience traveller's diarrhoea[2]

Proprietary Vaccine

Dairy cows inoculated with proprietary vaccines covering 13 strains of enterotoxigenic E.coli (ETEC)

Bind and Neutralise to Prevent

According to the Centers for Disease Control and Prevention Traveller's Diarrhoea is a clinical syndrome resulting from microbial contamination of ingested food and water.
Travelan® utilises specific antibodies to bind the bacteria and the toxins they produce effectively neutralising them and inhibiting their attachment to the gastrointestinal tract reducing LPS-related inflammation and bacterial colonisation.

Product Differentiation

- Colostrum has some antibacterial and immune modulatory properties.
- However, ***Travelan***® has in addition to the colostrum-derived compounds very high concentration of anti-*E.coli* antibodies.
- ***Travelan***® utilises specific antibodies to bind the bacteria and the toxins they produce effectively neutralising them and inhibiting their attachment to the gastrointestinal tract reducing LPS-related inflammation and bacterial.
- These antibodies target the major bacteria which cause Traveller's Diarrhoea.
- ***Travelan***® has a unique synergistic effect between the colostrum-derived products and the high concentration antibodies for suppressing the inflammation and targeting the bacteria which cause Traveller's Diarrhoea in the gastrointestinal system.

[1] https://www.transparencymarketresearch.com/travelers-diarrhea-market.html; *Centers for Disease Control and Prevention CDC.gov 2024*

4

IMMURON

5 Travelan® continued strong sales growth Global + Q1 FY2025 AUD$1.5 million up 13% on prior quarter Australia + Q1 2025 AUD$1.0 million up 3% on prior quarter + Secured core ranging in another nine pharmacy banner groups North America + Q1 2025 AUD$0.5 million up 48% on prior quarter + Strongest monthly sales on amazon.com + Secured distribution in ten pharmacy/grocery retailers in Canada

CONTINUED STRONG SALES GROWTH


A$ Net Sales
1,600,000.00
1,400,000.00
1,200,000.00
1,000,000.00
800,000.00
600,000.00
400,000.00
200,000.00
0.00
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24
Australia
USA
Canada


Travelan
ALL NATURAL
YOU NEED PREVENTION NOT RELIEF
Reduces the risk of Travellers' Diarrhoea
CLINICALLY PROVEN - OVER 90% PROTECTION
30 CAPLETS
Travelan
DIGESTIVE TRACT PROTECTION
WHEREVER YOU ARE
Travelan
Helps reduce the risk of Travellers' Diarrhea
Aide à réduire le risque de contracter la diarrhée du voyageur
30 CAPLETS

- **Global** sales increased by 172% in the 2024 fiscal year to a **record** A$4.90 million compared to A$1.80 million in FY23
  - **Record** monthly sales in October 2024 of $1.49 million

- **Australia**
  - FY24: **a record** A$3.75 million; up 223%
  - Q1, FY25: A$1.01 million
  - October 2024: A$1.16 million
  - Travelan® was the **#1** SKU in the Antidiarrheal category across Chemist Warehouse in Australia[1]

- **USA**
  - FY24: **a record** A$1.08 million; up 67%
  - Q1, FY25: A$0.28 million
  - October 2024: A$0.17 million

- **Canada**
  - FY24: A$0.08 million
  - Q1, FY25: A$0.17 million
  - October 2024: a monthly **record** A$0.15 million

IMMURON

1. IQVIA Australia Pharmacy Scan – Antidiarrheal segment, value sales 4 weeks to 28 September 2024

6

7 7 EXPANSION OF TRAVELAN® DISTRIBUTION

8 8 CONSUMER MARKETING ACTIVITY DRIVING TRAVELAN® SALES GROWTH We continue to drive awareness, consideration and engagement o Ranging across major retailers (Australia, Canada) o In - store positioning and promotion o Retailer catalogues o Search and social media marketing o Social competitions o User generated content o Influencer program o HCP user generated activity o Amazon Prime sales promotions o Amazon sponsored brand ads

WORLD FIRST TRIPLE MECHANISM OF ACTION FOR CDI

IMM-529: pre-IND filed with FDA July 2024; successful pre-IND meeting	
Indication / Target Population	IMM-529 will be indicated for the treatment of recurrent *C. difficile* infection
Product Description / Mechanism of Action	• Novel antibody-containing therapeutic which neutralizes C. *difficile* but does not impact the microbiome • Targets not only toxin B but also spores and vegetative cells responsible for recurrence • Potential for use in combination with standard of care (e.g. vancomycin, fidaxomicin) • Targets many isolates
Dosage and ROA	• Oral administration, 3 x daily • Trial to test treatment course on top of standard of care (vancomycin, fidaxomicin)
Efficacy	**1. Prevention of primary disease (80% P =0.0052)** **2. Protection of disease recurrence (67%, P <0.01) and** **3. Treatment of primary disease (78.6%, P<0.0001; TcB HBC).**
Safety / Tolerability	• To be evaluated in Phase 2 study • Equivalent or better than current standard of care



IMMURON

IMMURON'S CLINICAL PROGRAMS – OPPORTUNITY ASSESSMENT

Lumanity* Opportunity Assessment for IMM-124E

- Immuron's development of **IMM-124E** (hyperimmune bovine colostrum) as a prescription medication has the potential to address this unmet need
- Primary care physicians (PCP)s impressed with clinical efficacy endpoint targets demonstrating > 80% protection against the development of diarrhea.
- If base case efficacy targets are reached, IMM-124E would mostly be used by travelers going to the highest risk areas (e.g., rural Central America/Asia/Africa).
- Based on the estimated market size and pricing, the base case yearly revenue in USA for IMM-124E is projected at **US$102M**.
- Reaching higher efficacy goals could broaden use.

Lumanity Opportunity Assessment for IMM-529

- Infectious disease experts reacted favorably to the **IMM-529** MOA, and its unique ability to target three elements of the rCDI infection – the spores, vegetative cells, and Toxin B
- If IMM-529 can achieve a significant reduction in recurrences among patients with CDI, it can reach peak revenues of **~US$400** million in USA
- Based on new information about the overall CDI market and IMM-529's potential to be used earlier in the treatment algorithm (based on approvals for treatment and prevention of recurrence)
- Derived wholly from secondary research, price target increased to Vowst level, as a second mover IMM-529 is projected to reach a 30% share of the advanced treatment market

Compound or brand name	Indication	Phase I	Phase II	Phase III	Market
IMM-124E - Travelan®	Traveler's Diarrhea ETEC challenge	immuron → (through Phase II)			
IMM-529	*Clostridioides difficile* Infection (CDI) & Recurrence	immuron → (Phase I)			

immuron

Lumanity, a leading lifescience consulting company: https://lumanity.com/company/our-story/

10

11 Upcoming Milestones Revenue + Continued quarter on quarter growth from growth drivers + Secured core ranging in another nine Australian pharmacy banner groups + Strongest monthly sales on amazon.com in September 2024 + Secured distribution in ten pharmacy/grocery retailers in Canada + Record monthly sales in October 2024 of A$1.49 million Clinical IMM - 124E ( Travelan®): Traveller’s Diarrhoea + March 2025: 100% recruitment (Phase 4; n=866) + IMM - 124E: July 2025: Topline data (Phase 4; n=866) + IMM - 124E: 1H 2025: End of Phase 2 FDA meeting (Phase 2; n=60) + IMM - 124E: 1H 2025: FDA meeting Phase 3 Clinical Protocol IMM - 529 : Clostridioides difficile infection ( C.diff , CDI) + IMM - 529: 1H 2025: FDA IND Submission + IMM - 529: 2H 2025: Initial Phase 2

EMAIL: STEVE@IMMURON.COM PHONE: AUSTRALIA: +61 438 027 172 STEVEN LYDEAMORE CHIEF EXECUTIVE OFFICER IMMURON LIMITED CONTACT INFORMATION:

Scientific references

Travelan® (IMM-124E)

Travelan® has been shown to reduce both the incidence and severity of ETEC-induced diarrhea in up to 90% of volunteers	Scandinavian Journal of Gastroenterology, 46:7-8, 862-868, DOI: 10.3109/00365521.2011.574726
Clinical Evaluation of Travelan® an Oral Prophylactic for Prevention of Travelers' Diarrhea in Active Duty Military Service Assigned Abroad.	Military Health System Research Symposium 14-17 Aug 2023 Abstract 1
Travelan as a broad Spectrum anti-bacterial	Immuron Limited, 29 April, 2011
Travelan® demonstrates broad reactivity to Vibrio cholera strains from Southeast Asia indicating broad potential for prevention of traveler's diarrhea	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 4 September, 2019
Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 5 September, 2018
Travelan® able to bind and was reactive to 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 30 January, 2017
Bioactivity and efficacy of a hyperimmune bovine colostrum product- Travelan, against shigellosis in a non-Human primate model (Macaca mulatta)	Islam D, Ruamsap N, Imerbsin R, Khanijou P, Gonwong S, Wegner MD, et al. (2023) Bioactivity and efficacy of a hyperimmune bovine colostrum product- Travelan, against shigellosis in a non-Human primate model (Macaca mulatta). PLoS ONE 18(12): e0294021.
Bioactive Immune Components of Travelan®	Clin Vaccine Immunol 24:e00186-16. https://doi.org/10.1128/CVI.00186-16
Hyperimmune bovine colostrum containing lipopolysaccharide antibodies (IMM-124E) has a non-detrimental effect on gut microbial communities in unchallenged mice	Infect Immun. 2023 Nov; 91(11): e00097-23.
Administration of the Hyper-immune Bovine Colostrum Extract IMM-124E Ameliorates Experimental Murine Colitis	Journal of Crohn's and Colitis, Volume 13, Issue 6, June 2019, Pages 785–797, https://doi.org/10.1093/ecco-jcc/jjy213

IMM-529

Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative	Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598-017-03982-5

13

immuron